02043003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 16, 2002

GALLAHER GROUP PLC
(Translation of registrant's name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 OQU
United Kingdom
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

GALLAHER GROUP PLC

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALLAHER GROUP PLC

Date: July 16, 2002

By: ....

Name: C T Fielden

Title: Group Legal Adviser

GALLAHER GROUP Plc

NEWS RELEASE

American blend joint venture in Continental Europe

Gallaher and R.J. Reynolds have entered into a joint venture in Continental Europe to manufacture, market and sell a limited portfolio of American blend cigarette brands, initially in four markets – France, Spain, Canary Islands and Italy. Certain markets – most notably Austria – are excluded from this agreement.

Both companies are licensing brands to the joint venture company – Gallaher is licensing *Benson & Hedges American Blend* and *Benson & Hedges Red*, and R.J. Reynolds is licensing *Reynolds*, a new American blend brand in a unique 'slide-box' pack.

R.J. Reynolds' financial contributions – which are expected to total in the region of $75 million to $100 million over the next five years – will balance Gallaher's contributions, which will include the value of the volume sales already being achieved by the Gallaher brands licensed to the joint venture.

The joint venture company, R.J. Reynolds-Gallaher International SARL, will be headquartered in Switzerland. The joint venture company will receive manufacturing, sales, distribution and marketing support services from Gallaher.

Commenting on the joint venture, Nigel Northridge, Chief Executive of Gallaher, said: "I am delighted that we have entered into this joint venture with R.J. Reynolds. It will build on our solid foundation in Europe, accelerating Gallaher's growth in those markets where we are still relatively small.

"The joint venture's strengthened resources will benefit *Benson & Hedges American Blend* and *Benson & Hedges Red*, and *Reynolds* – with its innovative packaging – will complement our existing brand portfolio. I expect this joint venture to enhance earnings in the medium term.".

Andrew J. Schindler, Chairman and Chief Executive Officer of R.J. Reynolds said: "It's great to partner with Gallaher in this joint venture. It provides us with an excellent opportunity to compete in the growing international American blend cigarette market.".

16th July 2002

For further information, contact:

Claire Jenkins – Director, Investor Relations Tel: 01932 859 777

Anthony Cardew – Cardew & Co. Tel: 020 7 930 0777

Notes to Editors

- The aim of the joint venture is to combine the American blend businesses of Gallaher and R.J. Reynolds in Europe, with certain exclusions. The joint venture does not include any Virginia blend. The principal exclusions include: all existing and future Gallaher American blend sales in Austria; all existing Gallaher American blend sales in Sweden and Estonia; all existing and future Gallaher private label and contract manufacture agreements in all territories; and, all Gallaher's existing distribution and sales agreements in all territories. Gallaher's distribution and wholesale businesses are also wholly excluded from the joint venture.

- Having acquired the *Benson & Hedges* trademark in Continental Europe in 1993, Gallaher successfully introduced American blended variants in certain markets. The Group's volume sales of *Benson & Hedges American Blend* and *Benson & Hedges Red* in the four markets initially covered by the joint venture were around one billion cigarettes in 2001.

- Including Austria Tabak's full year sales, Gallaher's 2001 pro-forma volume sales in Continental Europe were some 36 billion cigarettes.

- R.J. Reynolds Tobacco Holdings, Inc., is the parent company of R.J. Reynolds Tobacco Company and Sante Fe Natural Tobacco Company, Inc. R.J. Reynolds Tobacco Company is the second largest tobacco company in the United States, manufacturing about one of every four cigarettes sold in the United States. Reynolds Tobacco's product line includes four of the nation's 10 best selling cigarette brands – *Camel*, *Winston*, *Salem*, and *Doral*. Reynolds Tobacco has been recognised by FORTUNE Magazine as one of the "100 Best Companies to Work For.". Sante Fe Natural Tobacco Company, Inc., markets *Natural American Spirit* cigarettes and other tobacco products both nationally and internationally.

  Copies of RJR's news releases, annual reports, SEC filings and other financial materials are available on the company's website: www.rjrholdings.com

- Gallaher Group Plc, the international tobacco manufacturing and wholesale company with headquarters in the UK, has leading positions in Austria, Estonia, Germany, Greece, Hungary, Kazakhstan, the Republic of Ireland, Russia, Sweden and the UK. Gallaher's comprehensive brand portfolio includes *Benson and Hedges, Silk Cut, Mayfair, Sovereign, Sobranie, Dorchester, Prima, LD, Memphis, Milde Sorte, Right, Blend, Hamlet, Old Holborn, Amber Leaf* and *Condor*.

  The Group employs around 9,500 people, with manufacturing plants in the UK, Russia, the Republic of Ireland, Kazakhstan, Austria, Sweden and Ukraine. Gallaher's shares are listed on the London Stock Exchange and its ADRs are traded on the New York Stock Exchange.

  Further information on Gallaher is available on the company's website: www.gallaher-group.com